May 17, 2024

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Eric McPhee

Jennifer Monick

Re:	SITE Centers Corp.

Form 10-K for the fiscal year ended December 31, 2023

Response dated April 23, 2024

File No. 001-11690

Ladies and Gentlemen:

SITE Centers Corp., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated May 8, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the response.

Form 10-K for the fiscal year ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.

We note your response to our comment 1 and your references to disclosures within the Form 10-K related to future dispositions. From your most recent earnings call, we note that you now have over $1 billion of real estate currently either under contract, in contract negotiation or with executed nonbinding LOIs. Please tell us what consideration you gave to enhancing your disclosures in your periodic filings to include more explicit information regarding potential future dispositions to make investors aware of material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. Reference is made to Item 303 of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

Response:

The Company respectfully acknowledges the Staff’s comment and will include additional information in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in future periodic filings to address this topic. Our proposed additional disclosure, using MD&A from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 as a model, is as follows:

SITE Centers Strategy

From July 1, 2023 to April 26, 2024, the Company has generated approximately $905.8 million of gross proceeds from sales of grocery anchored, lifestyle, net lease and power center properties. Prior to the spin-off of Curbline, the Company expects to sell additional properties for the purpose of acquiring additional convenience properties, capitalizing Curbline and, together with proceeds from the closing of the Mortgage Facility, redeeming and/or repaying all of the Company’s outstanding unsecured indebtedness. The Company has received significant interest from a wide variety of private and institutional investors for the properties it has marketed for sale to date in 2024, which it believes is attributable to the quality of its portfolio, leasing prospects and the elevated cost to construct competing retail space. The Company expects that the volume of asset sale closings will increase during the second and third quarters of 2024 relative to the first quarter of 2024, though asset sale closings remain subject to a number of uncertainties including capital markets conditions and the completion of buyer due diligence.

Following the separation of Curbline, the Company intends to maximize value through operations and the sale of additional properties to the extent that market conditions and pricing are favorable. The Company expects to use any such sale proceeds to repay outstanding indebtedness (including the Mortgage Facility), redeem outstanding preferred stock and make distributions to shareholders. The timing of certain sales may be impacted by interim leasing, tactical redevelopment activities, and other asset management initiatives intended to maximize values. Unfavorable changes in interest rates or the capital markets could adversely impact the Company’s ability to sell additional assets on favorable terms or at all.

In the event the Company is able to complete such asset sales, it expects that rental income and net income in subsequent periods will likely decrease, though the extent of any such reduction will depend on several factors including the manner in which the Company uses sale proceeds. The Company expects that its future dividend policy will be influenced by operations, the anticipated spin-off of Curbline and future asset sales, though the Company’s distribution of sale proceeds to shareholders will be subject to restrictions set forth in the terms of the Company’s indebtedness and preferred stock financings and prudent management of liquidity levels in connection with ongoing operations.

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If you have any questions regarding this matter, please do not hesitate to contact the undersigned at 646-868-4750.

Very truly yours,

/s/ Conor Fennerty

Conor Fennerty
Executive Vice President,
Chief Financial Officer and Treasurer

cc:	Christina Yarian, Senior Vice President

and Chief Accounting Officer